Exhibit 99.5

Combined Ordinary and Extraordinary General Meeting

The Voting Instructions must be signed, completed and received at the indicated address prior to

5:00 P.M. (New York City time) on May 12, 2016 for action to be taken.

2016 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES

Cellectis S.A. (the “Company”)

ADS CUSIP No.:	15117K103.

ADS Record Date:	April 18, 2016.

French Record Date:	May 13, 2016 (12:01 A.M. Paris time). This is the time at which ADS Holders are required under French Law to hold their interest in the shares of the Company in order to be eligible to vote at the Meeting. For ADS purposes, the French Record Date is 5:00 P.M. (New York City time) on May 12, 2016.

Meeting Specifics:	Combined Ordinary and Extraordinary General Meeting to be held on May 17, 2016 beginning at 9:30 A.M. (Paris time) at the Biopark auditorium located at 11 rue Watt, 75013 Paris, France (the “Meeting”).

Depositary:	Citibank, N.A.

Deposit Agreement:	Deposit Agreement, dated as of March 30, 2015.

Deposited Securities:	Ordinary Shares of the Company.

Custodian(s):	Citibank Europe plc.

You as the undersigned holder, as of the ADS Record Date, of the American Depositary Shares issued under the Deposit Agreement (“ADSs”) identified above, acknowledge receipt of a copy of the Depositary’s Notice of Combined Ordinary and Extraordinary General Meeting of Cellectis S.A. and hereby authorize and direct the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by your ADSs in the manner indicated on the reverse side hereof. You recognize that any sale, transfer or cancellation of your ADSs before the French Record Date will invalidate these voting instructions if the Depositary is unable to verify your continued ownership of ADSs as of the French Record Date.

Please note that the Company has informed the Depositary that, under French Company law, certain of the Company’s shareholders, the workers’ council and the Company’s Board of Directors may submit new resolutions and the Board of Director of the Company may also modify the resolutions proposed in the Company’s Notice of Meeting. In such case, holders of ADSs who have given instructions to vote on such resolutions shall (consistent with the terms of the Deposit Agreement) be deemed to have instructed the Depositary to vote in favor of such new or modified resolutions if approved by the Board of Directors and against if not approved by the Board of Directors.

With respect to Deposited Securities represented by ADSs for which no timely voting instructions are received by the Depositary from a holder of ADSs, the Depositary shall deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the Deposited Securities represented by such holder’s ADSs; provided, however, that no such discretionary proxy shall be given by the Depositary with respect to any matter to be voted upon as to which the Company informs the Depositary that (i) the Company does not wish such proxy to be given, (ii) substantial opposition exists, or (iii) the rights of holders of Deposited Securities may be materially adversely affected. By way of example and not limitation, it is agreed that routine matters, such as appointing auditors and directors (except where a competing director or slate of directors is proposed), or the approval of a public offering or private placement of securities, would not materially affect the rights of holders of ADSs.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

Agenda

Ordinary General Meeting

1.	Approval of the annual financial statements for the fiscal year ended December 31, 2015

2.	Approval of the consolidated financial statements for the fiscal year ended December 31, 2015

3.	Allocation of income for the fiscal year ended December 31, 2015

4.	Approval of the agreements referred to in articles L. 225-38 and following of the French commercial code

5.	Reappointment of Mr. Mathieu Simon to the board of directors

6.	Authorization to be given to the board of directors to buy back Company shares

Extraordinary General Meeting

7.	Authorization to be given to the board of directors for the purpose of reducing the share capital through the cancellation of shares in the context of the authorization to buy back its own shares

8.	Delegation of authority to be granted to the board of directors for the purpose of increasing the share capital by issuing ordinary shares and/or any securities giving access immediately or in the future to the share capital and/or giving entitlement to the allotment of debt securities, with a waiver of the preferential subscription rights, in favor of a category of persons meeting specified characteristics

9.	Delegation of authority to be granted to the board of directors for the purpose of increasing the share capital through the issuance of ordinary shares or of any securities with a waiver of the preferential subscription rights, in favor of a category of persons ensuring the underwriting of the Company’s equity securities that may arise as part of a line of equity financing

10.	Delegation of authority to be granted to the board of directors for the purpose of increasing the share capital immediately or in future by issuing ordinary shares or any securities giving access immediately or in the future to the share capital or giving entitlement to the allotment of debt securities, while maintaining the preferential subscription rights

11.	Delegation of authority to be granted to the board of directors for the purpose of increasing the share capital immediately or in the future through the issuance of ordinary shares or of any securities giving access immediately or in the future to the share capital or giving entitlement to the allotment of debt securities, with a waiver of the preferential subscription rights and public offering

12.	Delegation of authority to be granted to the board of directors for the purpose of increasing the share capital through the issuance of ordinary shares and/or of any securities giving access immediately or in the future to the share capital or giving entitlement to the allotment of debt securities, with a waiver of the preferential subscription rights of the shareholders, through an offer to qualified investors or a limited circle of investors within the meaning of paragraph II of article L. 411-2 of the French monetary and financial code

13.	Delegation granted to the board of directors to increase the number of securities to be issued in case of share capital increase with or without preferential subscription rights

14.	Overall limitations to the amount of issuances made under the Eighth resolution, the Ninth resolution, the Tenth resolution, the Eleventh resolution, the Twelfth resolution and the Thirteenth resolution above

15.	Delegation of authority to be granted to the board of directors for the purpose of increasing the share capital by incorporation of premiums, reserves, profits or others

16.	Authorization to be given to the board of directors to grant options to subscribe or purchase Company’s shares

17.	Authorization be given to the board of directors for the allocation of free shares existing and/or to be issued in the future

18.	Delegation of authority to be granted to the board of directors to issue and grant share warrants to (i) members and non-voting members (censeurs) of the Company’s board of directors in office on the date the warrants are granted who are not employees or senior executives of the Company or one of its subsidiaries or (ii) persons who have entered into a services or consultants contract with the Company or with one of its subsidiaries or (iii) members of any committee which the board or of directors has set up or could set up who are not employees or directors of the Company or of one of its subsidiaries

19.	Delegation of authority to be granted to the board of directors for the purpose of issuing warrants to subscribe to and/or acquire redeemable shares (BSAAR) or share subscription warrants - with a waiver of the preferential subscription rights in favor of the following category of beneficiaries: employees and corporate officers of the Company and its subsidiaries

20.	Authorization for the board of directors to freely allocate preferred shares of the Company to the employees and and/or the executive officers of the Company and its subsidiaries entailing the waiver by the shareholders of their preferential subscription rights

21.	Overall limitations to the amount of issues made under the Sixteenth resolution, the Seventeenth resolution, the Eighteenth resolution, the Nineteenth resolution and the Twentieth resolution above

22.	Delegation to be granted to the board of directors for the purpose of an increase in the share capital whose subscription would be reserved to members of a company savings plan established pursuant to articles L. 3332-18 and following of the French labor code

Please be advised that the Company has informed the Depositary that its management recommends a “FOR” vote for all resolutions except Resolution 22.

A	Issues	Cellectis S.A.
Ordinary General Meeting

		For	Against	Abstain		For	Against	Abstain		For	Against	Abstain

	Resolution 1	☐	☐	☐	Resolution 9	☐	☐	☐	Resolution 18	☐	☐	☐

	Resolution 2	☐	☐	☐	Resolution 10	☐	☐	☐	Resolution 19	☐	☐	☐

	Resolution 3	☐	☐	☐	Resolution 11	☐	☐	☐	Resolution 20	☐	☐	☐

	Resolution 4	☐	☐	☐	Resolution 12	☐	☐	☐	Resolution 21	☐	☐	☐

	Resolution 5	☐	☐	☐	Resolution 13	☐	☐	☐	Resolution 22	☐	☐	☐

	Resolution 6	☐	☐	☐	Resolution 14	☐	☐	☐

	Extraordinary General Meeting				Resolution 15	☐	☐	☐

	Resolution 7	☐	☐	☐	Resolution 16	☐	☐	☐

	Resolution 8	☐	☐	☐	Resolution 17	☐	☐	☐
B	Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to a resolution, the undersigned shall be deemed to have directed the Depositary to give Voting Instructions “FOR” the unmarked resolution if the unmarked resolution is endorsed by the Company’s Board of Directors and “AGAINST” the unmarked resolution if the unmarked resolution is not so endorsed.

If these Voting Instructions are signed and timely returned to the Depositary but multiple specific directions as to voting are marked above as to a resolution, the undersigned shall be deemed to have directed the Depositary to give Voting Instructions “FOR” the multiple-marked resolution if the multiple-marked resolution is endorsed by the Company’s board of directors and “AGAINST” the multiple-marked resolution if the multiple-marked resolution is not so endorsed.

Please be sure to sign and date this Voting Instruction Card.

Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be in full name by a duly authorized officer with full title as such.

Signature 1 - Please keep signature within the line	Signature 2 - Please keep signature within the line	Date (mm/dd/yyyy)
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